SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 EUROTECH, LTD.
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                                (Name of issuer)

                         COMMON STOCK, $0.0025 par value

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                         (Title of class of securities)

                                    298796103
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                                 (CUSIP number)

         Samuel M. Krieger, Esq., 39 Broadway, New York, New York 10006
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 19, 2005
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             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box |_|
..

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

               (Continued on following pages) (Page 1 of 5 Pages)
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      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 379337108                   13D                      Page 2 of 5 Pages
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1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ ]

                 SOUTHSHORE CAPITAL FUND LTD. ("Reporting Entity")
                 EIN No.            N/A
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|
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  3     SEC USE ONLY
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  4     SOURCE OF FUNDS
                             WC
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                      |_|
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 Reporting Entity:          Cayman  Islands
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                         7  SOLE VOTING POWER
NUMBER OF
SHARES                                        7,215,522
BENEFICIALLY             -------------------------------------------------------
OWNED BY
EACH                     8  SHARED VOTING POWER
REPORTING
PERSON WITH                                         -0-
                         -------------------------------------------------------
                         9  SOLE DISPOSITIVE POWER

                                              7,215,522
                        -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                                                     -0-
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              7,215,522
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    7.215% (See Item 5(a) below)
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  14    TYPE OF REPORTING PERSON

                                              Reporting Entity:               CO
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

CUSIP No. 379337108                   13D                      Page 3 of 5 Pages
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ITEM 1. Security and Issuer

                  Common Stock, $0.00025 par value
                  EUROTECH, LTD.
                  10306 Eaton Place
                  Fairfax, VA 22030

ITEM 2. Identity and background:

            1.    Reporting Entity

            a. Southshore Capital Fund Ltd. b. c/o Lion Corporate Services
                  No. 27 Cumberland House, P.O. Box NB-10818, Cumberland Street, Nassau, the Bahamas
            c.    State of Organization: Cayman Islands
                  Principal Business: Investments
            d. None e. None

            Name of Executive Officers and Principal Members of Reporting Entity

            a. Livingstone Asset Management Ltd. b. c/o Harbour House, Waterfront Drive
                  P.O. Box 972 Road Town, Tortola, British Virgin Islands
            c. Investment Adviser d. None e. None f. Bahamas

            a. Discovery Management Ltd. b. Harbour House, Waterfront Drive
                  P.O. Box 972
                  Road Town, Tortola, British Virgin Islands
            c.    Director of Reporting Entity
            d.    None
            e.    None
            f.    British Virgin Islands

CUSIP No. 379337108                   13D                      Page 4 of 5 Pages
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            a. Navigator Management Ltd. b. Harbour House, Waterfront Drive
                  P.O. Box 972
                  Road Town, Tortola, British Virgin Islands
            c.    Director of Reporting Entity
            d.    None
            e.    None
            f.    British Virgin Islands

            a. David Sims
            b     Harbour House, Waterfront Drive
                  P.O.Box 972 Road Town,
                  Tortola, British Virgin Islands.
            c. Director of Investment Adviser d. None e. None f. United Kingdom


ITEM 3. Source and Amount of Funds or Other Consideration

            Source:           Working capital of Reporting Entity
            Amount:           $ 191,161.16


ITEM 4. Purpose of Transaction

            As previously disclosed, by letter dated May 4, 2005 and a subsequent Letter, the Reporting Entity has requested that it be provided with a list of shareholders, and the required books and records under the DC Code. The Issuer has indicated that it will not provide the Reporting Entity with a list of shareholders.

                  No meeting of shareholders, as mandated by law has been called by the existing Board of the Issuer for more than 24 months. The Reporting Entity intends to request that the Directors of the Company promptly call a shareholder's meeting and will submit its own nominees for directors to be elected at such meeting of shareholders. In connection therewith, the Reporting Entity will, if necessary, elect to bring an action to require the Company and its Directors to hold a meeting of shareholders. Reporting Entity will seek to replace some or all of the Issuer's current management and will also seek to remove any remaining current board members.

ITEM 5. Interest in Securities of Issuer

            a.& b. All of the information given below is as of May 19, 2005. Since current shareholder information is unavailable, percentages are based on information that the maximum number of authorized shares of Common Stock that may be issued is 100,000,000.In the Company's last Form 10-QSB filed on July 10, 2003 , it reported that there were 98,455,773 shares issued and outstanding at March 31, 2003.

Name                         Total Shares               Per Cent

Reporting Entity             7,215,522                  7.215%

            c. The Reporting Entity expressly disclaims any beneficial interest in the shares held by any other entity or persons, and has no right to direct the voting or disposition of such shares.

            None of the executive officers, directors or other persons controlling Reporting Entity owns any shares of the Issuer or has the power to direct the voting or disposition of any shares of the Issuer.

            During the 60 days prior to the filing of this Schedule 13D, the Reporting Entity has not bought or sold any shares of Common Stock of the Issuer except as follows:

CUSIP No. 379337108                   13D                      Page 5 of 5 Pages
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Date              Transaction               No. of Shares             Price
----              -----------               -------------             -----
2/28/05           Buy                       125,000                   0.0227
3/2/05            Buy                       424,000                   0.023
3/3/05            Buy                       561,200                   0.0249
3/10/05           Buy                       386,000                   0.0244
311/05            Buy                       601,000                   0.0279
3/14/05           Buy                       417,000                   0.0319
3/16/05           Buy                       100,000                   0.0269
3/17/05           Buy                       108,550                   0.0236
4/25/05           Buy                       320,000                   0.0246
4/29/05           Buy                       840,462                   0.0287
5/2/05            Buy                       275,000                   0.0279
5/15/05           Buy                        97,000                    0.031
5/19/05           Buy                     1,183,060                    0.032

            d. N/A
            e. N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                                      NONE

ITEM 7. Material to be filed as Exhibits

      Letter from Reporting Entity to Directors of Issuer dated May 4, 2005.


SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 20, 2005                            SOUTHSHORE CAPITAL FUND LTD.
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[Date]                                  By: Navigator Management Ltd.-Director




                                        By: /s/
                                           ----------------------------------
Title:
       ---------------------------------



      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.